EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	June 30, 2014

Income before provision for income taxes and fixed charges (Note A)	$165,134,353

Fixed charges:
Interest on long-term debt	$40,423,667
Interest on short-term debt	18,469
Other interest	1,014,512
Rental expense representative of an interest factor (Note B)	10,689,698

Total fixed charges	$52,146,346

Ratio of earnings to fixed charges	3.17	x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).